

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 22, 2007

Mr. Victor P. Stabio
Chief Executive Officer
Hallador Petroleum Company
1660 Lincoln St. #2700
Denver, Colorado 80264-2701

> **Re: Hallador Petroleum Company**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 14, 2006**
> **Response Letter Dated January 25, 2007**
> **File No. 0-14731**

Dear Mr. Stabio:

　　　　We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Financial Statements

1.   Along with the corrections you plan to make, please include a tabular disclosure reconciling the as previously reported to restated amounts, and include explanations as to the reasons for the adjustments.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Financial Statements

Note 5 – Sunrise Coal Acquisition, page 10

2.   We note the disclosure you have proposed in response to prior comment 10, indicating that you did not consider the contract with Indiana Power and Light (IPL), requiring that you deliver 800,000 tons of coal per year through 2013, to be a derivative because it did not require or permit net settlement. However, the guidance in paragraph 9(c) of SFAS 133 advises that a contract requiring delivery of an asset that is "readily convertible to cash" meets the net settlement criteria. The guidance in footnote 5 of SFAS 133 further clarifies this position by referencing paragraph 83(a) of CON 5, stating "…assets that are readily convertible to cash 'have (i) interchangeable (fungible) units and (ii) quoted prices available in an active market that can rapidly absorb the quantity held by the entity without significantly affecting the price.'" Given the existing market for coal, we do not see how you determined that the net settlement criteria had not been met.

        Absent a compelling argument to the contrary, the coal sales contract may be subject to the provisions of SFAS 133, specifically paragraphs 17 and 18. Please advise us if there are other aspects of the contractual arrangement that you believe would yield an alternate view. Otherwise, please advise us of the revisions that you would propose.

3.   Please disclose the extent to which the proposed settlement provisions allowing IPL to reduce the amounts it will pay for coal, apparently covering a twenty year period that is equal to the estimated life of your reserves, by $0.10 and $0.25 per ton, correlate with the quantities that were to be delivered under the original agreement.

        Also, since you describe the arrangement as a *proposed settlement*, if fair value accounting is required to comply with SFAS 133, you may need to show that you have been legally released from the original contractual obligation for derecognition to properly occur under paragraph 16 of SFAS 140.

Under this scenario, tell us how the liability you have recorded compares to the liability that would be recognized if you were to report the original contract at fair value. Please submit the original contract, and the termination and settlement documents for review. If you have a replacement coal sales contract, please also include that with your reply.

Note 6 – Investment in Savoy, page 11

4.   We have read your response to prior comment 12 in which you indicate that the price of shares sold to Yorktown Energy Partners VI, L.P. of $2.20 per share was based on negotiations that began in March 2005, which reflected your consideration of the price that had been negotiated between your chairman and another party in a private transaction that occurred at $2.25 per share around the same time, and also the "…relative value placed on the 32% interest in Savoy" that you purchased from Yorktown Energy Partners II, L.P. on December 31, 2005.

We understand from our phone conference that both partnerships were under common control, and that the sale of shares, which occurred on December 21, 2005, and the acquisition of the 32% interest in Savoy Energy LLP were entered into in contemplation of one another. Therefore, we believe the appropriate accounting would treat the cash element as non-substantive and require valuation of the shares issued based on the guidance in EITF 99-12. We note that you filed a Form 8-K announcing the arrangement on December 27, 2005, when your shares appear to have been quoted at $3.25 per share.

Please understand that the matter of discounting the quoted market price of stock for liquidity concerns when the stock is thinly traded, for the purpose of determining the value to be assigned to stock issued as purchase consideration, has been thoroughly considered by our Division Chief Accountant's Office. And it is our position that the quoted market price is to be viewed as the best evidence of fair value. For further clarification, you may wish to consider the following examples.

- Paragraph 5 of FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, indicates that the fair value of a financial instrument is the amount at which the instrument could be exchanged, requiring the use of a quoted market price if available.

- Paragraph 6 of SFAS 107 indicates that "the quoted price for a single trading unit in the most active market is the basis for determining market price and reporting fair value. This is the case even if…a market's normal volume for one day might not be sufficient to absorb the quantity…."

- Paragraph 58 of SFAS 107 rejects the suggestion that an active market does not exist in cases where a stock is thinly traded, and further states that quoted market prices, even in thin markets are relevant measures of fair value.

- Paragraph 3(a) of Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, states "The fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the Securities and Exchange Commission (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotations systems or by the National Quotation Bureau. Restricted stock does not meet that definition"

- Question 50 of the FASB Staff Implementation Guide to Statement 115, Accounting for Certain Investments in Debt and Equity Securities, states that adjusting the quoted market price is not permitted when determining fair value.

- Footnote 3 of EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or contingently Adjustable Conversion Ratios, states that quoted market prices should not be adjusted to reflect large block factors; and provides guidance in instances where a quoted market price is not available.

As indicated, we believe that GAAP is clear that quoted market prices, exclusive of adjustments for large block factors and irrespective of a thin trading market, are the best evidence of fair value. Please revise your accounting to comply with EITF 99-12. Also ensure that you comply with the provisions of paragraph 19(h) of APB 18.

Form 8-K/A Filed October 16, 2006

Financial Statements - Sunrise Coal LLC

Note 6 - Subsequent Events, page 13

5.   Given the relatively short period of time the Howesville mine appears to have
        been operated by Sunrise Coal LLC, please disclose under this heading and on
        page 20 the circumstances under which you determined it was "no longer
        operationally and economically feasible" to operate this mine, relative to those
        present when negotiating the coal sales agreement with Indiana Power and Light.

Pro Forma Financial Statements, page 21

6.   We understand from your response to prior comment 18 that you did not include a
        pro forma adjustment to show incremental DD&A because none of the sales
        depicted in the historical financial statements were generated from the Carlisle
        property, which remains under development. Given the decision to shut down the
        Howesville Mine in June 2006, it appears you would need to include pro forma
        adjustments to reclassify the related activity as discontinued operations, similar to
        the guidance provided in paragraphs 43 of SFAS 144, to comply with Instruction
        1 to Rule 11-02(b) of Regulation S-X.

Engineering Comments

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Management's Discussion and Analysis, page 15

1.   We note your response to comment 13 and observe that equipment used at the
        Howesville mine, valued at $10.8 million, has been moved to the Carlisle Mine.
        Therefore, we do not see how this equipment can be appropriately considered
        new; a statement clarifying your view, and an explanation of the method used to
        value this salvaged equipment should be made in the filing. In addition, the
        following items should be addressed in relation to your reserve disclosure:

        •   The coal reserves need to be stated separately as proven reserves and as
                probable reserves. Measured and indicated reserves are not terms
                recognized by Industry Guide 7 and combining the proven and probable
                reserve quantities is contrary to the guidance provided.

        •   State whether these reserves are in-place quantities or the final salable
                product.

- Disclose the criteria used to make the distinction between the proven and probable reserve classes.

- State the coal reserve tonnages along with the average BTU and sulfur content.

- List your mining recovery and wash plant recoveries.

- Identify the utility companies that are your major customers.

- State the price of coal received for your salable product for each of the last five years, and future contracted prices.

- Provide general coal product specifications for your salable product.

- Disclose your land ownership and leased acreage.

- Clarify that structural characteristic associated with your use of the term "slope" which may also be described as a decline or inclined shaft.

Other cautionary matters and disclosure concerns that will need to be addressed in your annual filing are covered in the comments that follow. The information requested should be based on the feasibility study underlying your conclusion of having proven and probable reserves. Please submit a copy of this feasibility study for review by our mining engineer, in support of the reserve information you plan to disclose in your annual filing.

2.   Coal reserves must have legal, economic and technical feasibility at the time of the reserve determination. Common problems in reserve calculations involve including coal reserves which are found under railroads, roads, buildings, power lines, or other structures protected by restrictions on mining activities. Also, non-recoverable coal, such as in the roof and in barrier pillars, sometimes has been included in reserves. Please ensure that your reporting takes all legal, economic and technical factors into account. For further details, consult the general letter to coal operators located on our website at the following address.

   http://www.sec.gov/divisions/corpfin/guidance/coalmineletter.htm

On a related point, we have found that companies sometimes include in their reserve estimates small tracks of coal lands that are not owned or large enough to be mined by themselves, based on the belief that such lands, typically between the main block and smaller tracks to be mined will be acquired in the future. As

Industry Guide 7 requires all reserves to meet the definition for reserves at the time of the reserve determination, this practice would be inappropriate.

3.   Insert a small-scale map showing the location and access to your property. Briefly describe the road, barge and/or railroad access to each of your properties in the text. Note that SEC's EDGAR program now accepts digital maps. Therefore, please include these in any future filings or amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

4.   For all of your coal properties that have reserves included in your reserve disclosure, provide us with an analysis that compares the length of your leases, including assured renewals, with the scheduled production of currently designated reserves, and advise us whether you believe all designated reserves will be mined during the tenure of your leases, according to your current plans.

5.   For each of your mines, provide the disclosures required by Industry Guide 7(b). In particular, provide a brief discussion of:

- The coal beds of interest, including minable coal thickness.

- The description and capacities of the mine, mining equipment used, and other infrastructure facilities present.

- A list of your coal processing and/or handling facilities.

- The road, barge and/or railroad access to each of your properties.

- The present condition of the mine.

- Material events of interest concerning the mine, adverse or otherwise within the last three years.

- Any mine expansions, contractions or decommissioning within the last three years.

- Any planned expansions or reductions in mining

- Any joint ownership.

- Any use of mining contractors.

6. In a table, disclose proven and probable reserves, as defined in Industry Guide 7, for each mine. Provide a separate table that lists "unassigned" reserves with their particular location, tonnage, Btu, sulfur and ownership/lease characteristics. In addition, please address the following points.

- Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

- Disclose if the coal is steam or metallurgical, if it is leased or owned, and the Btu estimate per pound and sulfur content. Do not report Btu content as "dry," but include natural moisture in the calculation.

- If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percentages; indicate whether these losses have been reflected in the total recoverable reserves reported.

- In either case, clearly disclose whether the reserves reported are "in the ground" or "recoverable."

- Provide totals in all tabular presentations, where appropriate.

- Disclose your percentage of compliance and non-compliance coal.

7. Proven and probable reserves are disclosed in your filing. With a minimal transfer of paper, forward to our engineer as supplemental information, not as part of the filing, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required under paragraph (c) of Industry Guide 7. This should include the following data:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacing's used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology and topography.

- A detailed description of your procedures for estimating "reserves."

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves, as defined in Industry Guide 7.

- Third party reviews of your reserves that were developed within the last three years

- Any other information needed to establish legal, technical and economic feasibility.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. G. K. Schuler, Mining Engineer at (202) 551-3718.

8. For each operating region or major property, provide us with an analysis of the economic and technical evaluation criteria used for establishing and classifying your coal reserves. For example, please address the following points, and any other evaluation criteria that were significant.

- Minimum economic tonnage

- Mine dilution

- Maximum and minimum mining heights for each type of mining

- Maximum depth

- Mining recoveries by mine type

- Wash plant recoveries

- Maximum stripping ratios

- Types of surface conditions or items that limit or preclude mining

Explain to us the basis for all material assumptions used to develop these criteria and specifically address the price assumptions underlying your estimates.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief